UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15
   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

   Commission File Number:  000-21923                             Commission File Number:  000-21923-02

              WINTRUST FINANCIAL CORPORATION                              WINTRUST CAPITAL TRUST II
(Exact name of co-registrant as specified in its charter)     (Exact name of co-registrant as specified in its
                                                                            certificate of trust)

                  727 NORTH BANK LANE                                        727 NORTH BANK LANE
            LAKE FOREST, ILLINOIS 60045-1951                          LAKE FOREST, ILLINOIS 60045-1951
                     (847) 615-4096                                            (847) 615-4096
  (Address, including zip code, and telephone number,       (Address, including zip code, and telephone number,
   including area code, of co-registrant's principal         including area code, of co-registrant's principal
                   executive offices)                                        executive offices)

                  10.50% CUMULATIVE TRUST PREFERRED SECURITIES
                    (AND THE GUARANTEE WITH RESPECT THERETO)
                          OF WINTRUST CAPITAL TRUST II
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

    COMMON STOCK, NO PAR VALUE PER SHARE, OF WINTRUST FINANCIAL CORPORATION
9.0% CUMULATIVE TRUST PREFERRED SECURITIES (AND GUARANTEE WITH RESPECT THERETO)
                           OF WINTRUST CAPITAL TRUST I
--------------------------------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       |X|             Rule 12h-3(b)(1)(i)    |_|
Rule 12g-4(a)(l)(ii)      |_|             Rule 12h-3(b)(1)(ii)   |_|
Rule 12g-4(a)(2)(i)       |_|             Rule 12h-3(b)(2)(i)    |_|
Rule 12g-4(a)(2)(ii)      |_|             Rule 12h-3(b)(2)(ii)   |_|
                                          Rule 15d-6             |_|

         Approximate number of holders of record as of the certification or notice date: NONE

         Pursuant to the requirements of the Securities Exchange Act of 1934, Wintrust Financial Corporation and Wintrust Capital Trust II have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Date:  August 16, 2005            By:  /s/ David A. Dykstra
       ----------------------          -----------------------------------------
                                  Name:  David A. Dykstra
                                  Title:  Senior Executive Vice President and
                                  Chief Operating Officer of Wintrust Financial
                                  Corporation, and Administrative Trustee of
                                  Wintrust Capital Trust II